SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

PainReform Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.30 per share

(Title of Class of Securities)

M77798128

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M77798128	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons. XT Hi-Tech Investments (1992) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 106,588 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 106,588 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,588 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)
On June 8, 2023, PainReform Ltd. (the “Issuer”) effected a reverse share split of its ordinary shares, par value NIS 0.30 per share (the “ordinary shares”), at the ratio of 1-for-10, such that each ten (10) ordinary shares were consolidated into one (1) ordinary share. Unless indicated otherwise by the context, all ordinary share amounts in this report have been adjusted to give effect to the reverse share split.

(2)
This percentage is based on 2,026,243 ordinary shares of the Issuer’s issued and outstanding share capital as of January 11, 2024, which number appeared in the Issuer’s registration statement on Form F-3, filed with the Securities and Exchange Commission (“SEC”) on January 12, 2024 (File No. 333-276485).

CUSIP No. M77798128	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons. XT Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 106,588 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 106,588 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,588 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)
Consists entirely of the 106,588 ordinary shares held by XT Hi-Tech Investments (1992) Ltd., which is an indirect, wholly-owned subsidiary of the Reporting Person with which the Reporting Person shares beneficial ownership as a result of the Reporting Person’s indirect, 100% control of the equity securities thereof. See Item 4.

(2)
This percentage is based on 2,026,243 ordinary shares of the Issuer’s issued and outstanding share capital as of January 11, 2024, which number appeared in the Issuer’s registration statement on Form F-3, filed with the SEC on January 12, 2024 (File No. 333-276485).

Item 1(a).  Name of Issuer:

The name of the issuer is PainReform Ltd.
______________________________________________________________________________________________

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 65 Yigal Alon St., Tel Aviv, 6744316, Israel.
 ______________________________________________________________________________________________

Item 2(a).  Name of Person Filing:

The following entity and individuals, listed in (i)-(ii) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”), are referred to herein collectively as the “Reporting Persons”:

(i)	XT Hi-Tech Investments (1992) Ltd. (“XT Hi-Tech”)
(ii)	XT Holdings Ltd. (“XT Holdings”)

XT Hi-Tech is an indirect wholly owned subsidiary of XT Investments Ltd. (“XT Investments”), which is a direct wholly-owned subsidiary of XT Holdings, of which Orona Investments Ltd. (“Orona”) and Lynav Holdings Ltd. (“Lynav”) are each the direct owners of one-half of the outstanding ordinary shares. Orona is indirectly owned 56% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona. Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd. (“CIBC”)— as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech and has a casting vote with respect to various decisions taken by the board, including voting and disposition over the ordinary shares held by XT Hi-Tech.
 ______________________________________________________________________________________________

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	XT Hi-Tech— 9 Andre Saharov Street, P.O. Box 15090, Haifa 31905, Israel
(ii)	XT Holdings— 9 Andre Saharov Street, P.O. Box 15090, Haifa 31905, Israel
______________________________________________________________________________________________

Item 2(c).   Citizenship:

The state of organization of each Reporting Person is as follows:

(i)	XT Hi-Tech — Israel
(ii)	XT Holdings — Israel
______________________________________________________________________________________________

Item 2(d).    Title of Class of Securities:

This Statement relates to the ordinary shares, par value New Israeli Shekel (“NIS”) 0.30 per share, of the Issuer.
______________________________________________________________________________________________

Item 2(e).    CUSIP Number:

The CUSIP number of the ordinary shares is M77798128.
______________________________________________________________________________________________

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

   Not applicable.

Item 4.          Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	XT Hi-Tech

(a)	Amount beneficially owned: 106,588 ordinary shares
(b)	Percent of class*: 5.2%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 106,588
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 106,588
(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	XT Holdings

(a)	Amount beneficially owned: 106,588 ordinary shares
(b)	Percent of class*: 5.2%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 106,588
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 106,588

*          All percentages in this Schedule 13G are based on 2,026,243 ordinary shares of the Issuer’s issued and outstanding share capital as of January 11, 2024, which number appeared in the Issuer’s registration statement on Form F-3, filed with the SEC on January 12, 2024 (File No. 333-276485).

Item 5.          Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.
                      ______________________________________________________________________________________________

Item 6.          Ownership of More Than Five Percent on Behalf of Another Person.

Each of (i) XT Investments, as the indirect parent company of XT Hi-Tech, (ii) XT Holdings, as the direct parent company of XT Investments, (iii) Orona and Lynav, as the direct owners of one-half of the outstanding ordinary shares of XT Holdings, and (iv) CIBC, as the holder of 95% of Lynav, have the right to receive dividends from, and proceeds from the sale of, the 106,588 ordinary shares held by XT Hi-Tech.
        ______________________________________________________________________________________________

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                      Not applicable.
        ______________________________________________________________________________________________

Item 8.          Identification and Classification of Members of the Group.

                      Not applicable.
        ______________________________________________________________________________________________

Item 9.          Notice of Dissolution of Group.

                      Not applicable.
        ______________________________________________________________________________________________

Item 10.        Certifications.

                      Not applicable.
        ______________________________________________________________________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XT HI-TECH INVESTMENTS (1992) LTD. By: /s/ Assif Stoffman Name: Assif Stoffman Title: Vice President XT HOLDINGS LTD. By: /s/ Ori Angel Name: Ori Angel Title: Director

Dated: January 23, 2024

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)